                                UNITED STATES                  SEC File Number:
                      SECURITIES AND EXCHANGE COMMISSION               0-16621
                            Washington, D.C. 20549
                                                                  Cusip Number:
                                 FORM 12b-25                  001 750 36625510

                          NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K and Form 10-KSB  __ Form 20-F __ Form 11-K
                  X Form 10-Q and Form 10-QSB  __ Form N-SAR

                 For Period Ended:  June 30, 1997
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:     N/A
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 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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PART I - REGISTRANT INFORMATION

GARNET RESOURCES CORPORATION
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Full Name of Registrant

N/A
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Former Name if Applicable

11011 RICHMOND AVENUE , SUITE 650
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Address of Principal Executive Office (STREET AND NUMBER)

HOUSTON, TEXAS 77042
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X       (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X       (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form
10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)
       The registrant has been unable to complete and file its Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 by August 14, 1997 due to delays in the receipt of financial information relating to the registrant's Colombian operations and delays in the receipt of updated information on the registrant's oil and gas properties.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Edgar L. Dyes                  (713)              783-0010
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s).
         x  Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    x  Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        The registrant expects to report a significant change
                 in results of operations for the three and six month periods ended June 30, 1997 as compared to the corresponding periods for the last fiscal year as a result of a decrease in oil and gas revenues resulting from both a decline in oil and gas prices and a decline in the registrant's net revenue interest in the Santana Block from the preceeding fiscal year. The registrant also expects to report a significant increase in its net loss for the three and six month period ended June 30, 1997 as compared to the corresponding periods in the last fiscal year due to a significant cost center ceiling write down resulting from a continued decrease in world oil prices and changes in proven reserves estimates at June 30, 1997 compared to December 31,1996. The registrant is in the process of quantifying these changes and expects to release its results of operations on or before August 19, 1997.


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                         GARNET RESOURCES CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date AUGUST 14, 1997                By /s/ Edgar L. Dyes
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                                           Edgar L. Dyes
                                           Vice President - Finance and
                                           Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).